

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Craig Abrahams
President and Chief Financial Officer
Playtika Holding Corp.
HaChoshlim St 8
Herzliya Pituach, Israel

> **Re: Playtika Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-39896**

Dear Craig Abrahams:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology